

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 06, 2015

<u>Via E-mail</u>
Mr. Jamie Lewin
Chief Financial Officer
Vanc Pharmaceuticals Inc.
615 – 800 West Pender Street
Vancouver, BC, V6C 2V6 CANADA

Re: Vanc Pharmaceuticals Inc.
Form 20-F for the Fiscal Year Ended June 30, 2014
Filed November 20, 2014
File No. 000-51848

Dear Mr. Lewin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Accounting Branch Chief